February 22, 2006

Mr. Doug W. Naidus
MortgageIT Securities Corp.
33 Maiden Lane
New York, NY 10038

Re: MortgageIT Securities Corp.
Registration Statement on Form S-3
Filed January 26, 2006
File No. 333-131288

Dear Mr. Naidus:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note your frequent use throughout the base prospectus of the phrase "unless otherwise specified in the related prospectus supplement," or the use of similar language. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include

additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase "unless otherwise specified in the prospectus supplement" and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note from page 8 of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity. Additionally, revise the cover page of your base prospectus to indicate that a trust fund may include mortgage securities.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6. In your next amendment, please ensure that your filing is properly paginated. Additionally, please ensure that the proper file number is reflected on the facing page of the registration statement.

Prospectus Supplement #1

<u>Cover</u>

7. You have identified (or provided bracketed placeholders for) the depositor and master servicer at the top of the prospectus supplement cover page. Please revise the top of the cover page to clearly identify the issuing entity and the sponsor. Additionally, the second prospectus supplement does not appear to identify the sponsor on its cover page. Please refer to Item 1102(a) of Regulation AB and revise accordingly.

8. Please revise the cover to disclose the first expected distribution date and the distribution frequency for payments on the securities. Refer to Item 1102(g) of Regulation AB.

9. Please relocate the last sentence on page S-5 so that it appears on the cover page of the prospectus supplement. Refer to Item 1102(d) of Regulation AB.

<u>Summary, page S-4</u>

10. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

11. Please revise the summary to disclose the minimum denomination of the offered securities. Refer to Item 1103(a)(3)(iv) of Regulation AB.

12. Please disclose the final scheduled distribution date and the final expected distribution date, if different. Refer to Item 1103(a)(3)(iii) of Regulation AB.

13. While we note your optional termination discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

<u>The Originator, page S-6</u>

14. We note the disclosure provided with respect to Mortgage IT, Inc. in the body of the prospectus supplement. Please revise to clarify that this is the originator for which you have provided bracketed disclosure or advise.

<u>Credit Enhancement, page S-9</u>

15. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

16. As a follow-up to the comment above, we note that your summary of credit enhancement includes only a cross-reference to a discussion elsewhere in the prospectus supplement. Please include a brief description of subordination in the summary. Furthermore, we note that in the body of the second prospectus

supplement, you indicate that you will use overcollateralization but do not discuss it in the summary or on the cover page. Revise accordingly.

17. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

The Mortgage Pool

18. Please revise this section to provide additional disclosure regarding the pool characteristics in tabular or graphical format, similar to what you have provided in the second prospectus supplement. Refer to Item 1111(b) of Regulation AB.

19. As your base prospectus indicates that you may include delinquent assets in an asset pool, please expand your disclosure in this section to provide bracketed information showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Table of Fees and Expenses

20. The second footnote to this table indicates that the master servicer pays the servicer fees out of its fee, which comes from earnings on amounts on deposit. However, the third footnote indicates that the servicer fee is paid on a first priority basis from collections allocable to interest on the mortgage loans. Please revise to clarify what appears to be conflicting disclosure or advise.

Description of Certificates

21. Please provide a bracketed placeholder, where appropriate, confirming that
    you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

The Depositor

22. You state both in the base prospectus and in the prospectus supplement that MortgageIT will be the depositor "unless otherwise indicated in the related prospectus supplement." Please delete this phrase, as the depositor must be identified in the filing since it is the registrant. We also note similar language under "The Sponsor." Please either delete the language noted above or provide a bracketed placeholder for the information required by Item 1104 if you are unsure who the sponsor will be.

Prospectus Supplement #2

The Sponsor

23. Please expand your disclosure with respect to both the sponsor and the indenture trustee to provide all of the information required by Items 1104 and 1109, respectively, of Regulation AB.

Base Prospectus

Distributions of Interest and Principal on the Securities, page 43

24. We note from page 44 that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB.

Pre-Funding Account, page 45

25. We note that your base prospectus contemplates a prefunding account to purchase additional mortgage loans. Please revise the summary section of the prospectus supplement to include a bracketed placeholder confirming that you will provide the disclosure required by Item 1103(a)(5) of Regulation AB.

Description of Credit Enhancement, page 49

26. We note your disclosure on page 49 indicating that credit support may be provided by "guarantees." Please confirm that any guarantee of the securities will be registered if an exemption is not available. See footnote 329 to SEC Release 33-8518.

27. We note that the disclosure at the bottom of the second paragraph of this section indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Reduction or Substitution of Credit Enhancement, page 55

28. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions

and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

Derivatives, page 55

29. Your disclosure regarding market swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

30. Please delete the reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

Purchase Obligations, page 57

31. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

32. We note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Use of Proceeds, page 137

33. We note that the net proceeds will be used to finance the purchase of the pool assets "and to pay other expenses." Please ensure that your prospectus supplement discloses the amount of any expenses incurred in connection with the selection and acquisition of the pool assets that are payable from the offering proceeds. See Item 1107(j) of Regulation AB.

Signature Pages

34. The signature page must include the signatures of the majority of the board of directors of the issuer. Please revise your next amendment accordingly.

Pooling and Servicing Agreement

35. Please ensure that your next amendment attaches a pooling and servicing agreement with all exhibits attached. In this regard, we note that Exhibit P to the pooling and servicing agreement appears to be missing.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472